Delisting Determination,The Nasdaq Stock Market, LLC,
July 17, 2009, Noble International, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Noble International, Inc.
(the Company), effective at the opening of the trading session on July 27, 2009. Based on review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5250(c)(1),5500,and 5110(b). The Company was notified of the Staffs determinations on March 18, April 16, and
March 23, 2009. The Company requested a review of the Staffs determination before the Listing Qualifications
Hearings Panel, but before the scheduled hearing took place, withdrew its request for an appeal. The staffs determinations became final on May 11,2009 and trading in the Companys securities was suspended on May 13, 2009.